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                                                                    EXHIBIT 23.1

                         INDEPENDENT AUDITORS' CONSENT

    We consent to the use in Registration Statement No. 33-45671 of Sam & Libby, Inc. (the "Company") on Form S-8 of our report dated March 22, 1996 (April 26 as to Note 2) appearing in Amendment No. 1 to the Annual Report on Form 10-K/A of Sam & Libby, Inc. for the year ended December 30, 1995.

    Our audits of the financial statements referred to in our aforementioned report also included the financial statement schedule of Sam & Libby, Inc., listed in Item 14(a)2. This financial statement schedule is the responsibility of the Corporation's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

New York, New York
July 15, 1996